Rule 424(b)(3)
Reg. No. 333-46055
VECTOR GROUP LTD.
SUPPLEMENT DATED MAY 18, 2009
TO PROSPECTUS DATED APRIL 13, 2000
     The prospectus of Vector Group Ltd. (“Vector”), dated April 13, 2000, relating to Vector’s common stock, $.10 par value per share, is hereby supplemented as follows:
SELLING STOCKHOLDERS
     The following table sets forth, as of May 18, 2009, certain information with respect to the ownership of Vector’s common stock by Bennett S. LeBow and his affiliates and transferees (the “Selling Stockholders”), and supersedes the table set forth on page 10 of the prospectus relating to the Selling Stockholders. The Selling Stockholders named herein, or such Selling Stockholders’ pledgees, donees, transferees or other successors in interest, may offer all or part of Vector’s common stock which they hold pursuant to the offering contemplated by this prospectus.

	SHARES			NO OF
	OF			SHARES
	COMMON		SHARES	OF
	STOCK		OF	COMMON
	OWNED		COMMON	STOCK
	PRIOR	PERCENT	STOCK	OWNED	PERCENT
	TO	OF	BEING	AFTER	OF
SELLING STOCKHOLDERS	OFFERING	CLASS (1)	OFFERED	OFFERING (2)	CLASS (1)
Bennett and Geraldine LeBow Foundation Inc.	115,076	0.2	115,076	—	—
LeBow, Bennett S.	9,452,183 (3)	13.6	6,386,470	3,065,713 (3)	4.4
LeBow Family Irrevocable Trust	1,000,000	1.5	1,000,000	—	—

(1)	Beneficial ownership determined in accordance with Rule 13(d)-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2)	The number of shares of common stock beneficially owned after the offering assumes (i) the sale of all shares covered by this prospectus and (ii) no other purchases or sales of shares by the Selling Stockholders.

(3)	Includes 3,065,713 shares issuable upon exercise of currently exercisable options to purchase common stock.
     The shares shown in the table above as owned by Mr. LeBow include 5,729,585 shares held by LeBow Gamma Limited Partnership, a Nevada limited partnership, and 656,885 shares held by LeBow Epsilon Investments Trust. Mr. LeBow may sell certain of the shares for his own account. LeBow Holdings, Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust.

     In addition, pursuant to stock option grants in November 1999 and January 2001, LeBow Epsilon Investments Trust, as assignee of Mr. LeBow, holds options to purchase 3,065,713 shares. Except for the shares issuable upon exercise of such options, Mr. LeBow will not own any shares of Vector’s common stock assuming the sale of all of the shares covered by this prospectus.
     The Bennett and Geraldine LeBow Foundation, Inc. is a Florida not-for-profit corporation, of which Mr. LeBow and family members serve as directors and executive officers.
     LeBow Family Irrevocable Trust is a trust whose beneficiaries are the children and grandchildren of Mr. LeBow.
     Mr. LeBow serves as the Chairman of the Board of Directors of Vector.
PLAN OF DISTRIBUTION
     Any distribution of the shares by the Selling Stockholders, or by the Selling Stockholders’ transferees, pledges, donees or other successors in interest, may be effected from time to time in one or more of the following transactions:
•	to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

•	through brokers, acting as principal or agent, in transactions (which may include block transactions) on the New York Stock Exchange, in special offerings, exchange distributions under the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices,

•	directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means,

•	by entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the Selling Stockholders,

•	by engaging in short sales of shares and delivering shares to cover such short positions,

•	by entering into option or loan transactions that require the Selling Stockholders to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer, or

•	by pledging shares to a broker-dealer and upon the default by the Selling Stockholder on the pledge the broker-dealer may sell the pledged shares pursuant to this prospectus.
     Any broker-dealer engaging in the transactions described above may be considered an “underwriter”, as that term is defined by the Securities Act of 1933, as amended.

     Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in transactions may receive brokerage or agent’s commissions or fees.
     At the time a particular offering of shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.
     To comply with the securities laws of some states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration and qualification is available and complied with.
     All costs, expenses and fees for the registration of the shares will be borne by Vector. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

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